2nd quarter report for the 6 months

ended June 30, 2007

(Amended as of January 15, 2008)

2nd quarter report 2007

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
(Amended as of January 15, 2008)
(ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS, unless otherwise stated)

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor have performed a review of the Company’s unaudited interim consolidated financial statements as at and for the six months ended June 30, 2007.

The following Management Discussion and Analysis dated August 13, 2007 should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2006 as well as the reference to forward-looking statements within this report. All results in this report are presented in US dollars, unless otherwise indicated.

All Basic and diluted earnings (loss) per share figures have been adjusted in the following financial results to reflect a 10:1 share consolidation which was completed May 5, 2005.

Overview

Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages, including Clearly Canadian® sparkling flavoured waters and Clearly Canadian dailyEnergy, dailyVitamin and dailyHydration Natural Enhanced Waters which are distributed primarily in the United States and Canada. Since its inception, the Clearly Canadian brand has sold over 2 billion bottles worldwide. Clearly Canadian’s recent acquisition of DMR Food Corporation and My Organic Baby Inc. marks the Company’s debut into organic and natural products and organic baby food, with a wide range of dried fruit and nut snacks offerings from SunRridge Farms, Naturalife, Sweet Selections, Simply by Nature, Glengrove Organics brands, and wide range of organic baby products for toddlers under the name My Organic Toddler and My Organic Baby. We believe that the health focussed nature of our beverage, baby products and snack product lines complement each other and will provide opportunities for synergy in marketing and distribution in the future.

Our beverage products are considered “alternative” beverages, a category which became identifiable in the mid-1980s. Alternative beverages are distinguishable from traditional soft drinks in that they generally contain natural ingredients, less sugar and calories, and less or no carbonation. Alternative beverages are traditionally seen as healthful, premium-priced and distinctively packaged.

We are focused on creating new alternative beverage brands, developing product extensions and reformulations for existing brands and strengthening the distribution network for our products. In so doing, we have attempted to expand the availability of our existing products and to diversify our alternative beverage product line offerings.

During the year ended December 31, 2006 we repackaged and reformulated our sparkling flavoured water product lines and developed and introduced a new line of non-carbonated, functional beverages under the name Clearly Canadian Natural Enhanced Waters. We continue to develop beverage product extensions in an attempt to reverse the decline in our beverage sales and market share. To improve brand awareness of our products we have also obtained the right to utilize the name and likeness of both Steve Nash, a two-time National Basketball Association MVP and Justin Morneau, a Major League Baseball MVP.

In addition to the rollout of our repackaged and reformulated sparkling, flavoured waters and our new Natural Enhanced Waters, we have, since the beginning of 2007, been transitioning our beverage distribution system from reliance on one large distribution network to a network consisting of a multitude of distributors who are independent of any major soft drink company. We are continuing to evaluate the potential to improve the exposure of our product at the retail level by investing in shelf placement fees with selected national retailers. While we believe all of these

2nd quarter report 2007

initiatives will result in renewed growth in our beverage business, it is still too early to make any trend assessment with respect to sales.

Effective February 7, 2007, the Company acquired DMR Food Corporation, operating under the name Sweet Selection. DMR is a leading seller of organic and natural snack foods in Eastern Canada. The acquisition accelerates the Company’s efforts to further establish itself as a provider of healthy, good-for-you products. The Company paid CDN $450,000 and issued warrants to purchase 3,000,000 of the Company’s common shares at a price of $4.00 per share to the vendors of DMR. If the vendors do not realize a gain of CDN $2,550,000 from the exercise and sale of our common shares issuable under the warrants by February 7, 2008, they have the right to require the Company to pay any shortfall in cash. For its latest completed fiscal year ended September 30, 2006, DMR had sales of approximately CDN $3,828,000 and net income before tax of approximately CDN $251,000. Our consolidated financial statements for the second quarter include the results of operations of DMR beginning on February 7, 2007, the date of acquisition.

Effective May 24, 2007, the Company acquired all of the outstanding shares of My Organic Baby Inc., an Ontario corporation which markets Canada’s first full nation wide line of organic baby food. The purchase price paid or payable comprises CDN $400,000 and 215,000 common shares of Clearly Canadian on closing, and additional consideration comprising common shares having a market value of CDN $600,000, and warrants to acquire 3,750,000 common shares at a purchase price of $4.00 per share for a three year period. The company may be required to pay up to CDN $4,350,000 to the vendor for any shortfall realized by the vendor on the sale of the common shares issued as additional consideration and to the extent that the vendor has not realized a gain on the sale of shares acquired on exercise of the warrants. The amount of the guarantee would be a maximum of CDN $4,050,000 within 13 months, and a further CDN $300,000 within 25 months. In addition, the Company has entered into a 3 year agreement to retain the services of the founders of My Organic Baby, David Reingold and Orlee Muroff. Mr Reingold was also the majority owner of DMR Food Corporation prior to its acquisition by the Company in February, 2007.

My Organic Baby, Inc. completed its first fiscal year on January 31, 2007 and recorded sales of approximately CDN $1,300,000 and net income before tax of approximately CDN $30,000. Its total assets at January 31, 2007 were approximately CDN $250,000 and its liabilities were approximately CDN $200,000. Substantially all of the purchase consideration is to be allocated to goodwill and intangible assets. Our consolidated financial statements for the second quarter include the results of operations of My Organic Baby Inc. beginning on May 24, 2007, the date of acquisition.

With the completion of our private placements of equity stock in 2006 and 2007 to date and our acquisitions for the six months ended June 30, 2007, we have cash on hand of approximately $6,150,000 (compared to $3,567,000 at the end of Q2-2006). We anticipate that it is likely we will continue to have a negative cash flow on operations for the balance of 2007 on a consolidated basis. Any major marketing initiatives will increase our cash requirements. Accordingly, management may be required to seek additional financing from the sale of stock if our current marketing and distribution plans do not indicate an imminent self-sustaining level of operations.

Operating Results

Three months ended June 30, 2007 (“Q2-2007”) compared with three months ended June 30, 2006 (“Q2-2006”)

Sales were $2,996,000 for the three months ended June 30, 2007 compared with $2,673,000 for the three months ended June 30, 2006, an increase of 12.1% or $323,000. The overall increase in sales was a result of the addition of $1,002,000 in sales from our healthy snack division (acquired in February, 2007 through the purchase of DMR Food Corporation) and $209,000 in sales from our organic baby product division (acquired late May, 2007 through the purchase of My Organic Baby, Inc.). Sales from our beverage division were $1,785,000 in Q2-2007 compared with $2,673,000 in Q2-2006, a decrease of $888,000 which we attribute to the decline in sales of our 14 oz glass sparkling flavoured water due to the changeover of our distribution network in Q1-2007 from the Dr. Pepper/Seven-Up Bottling Group to our new network of strong independent distribution partners. However, included in our

2nd quarter report 2007

beverage sales numbers of $425,000 in sales from our new beverage products, including our 1 Litre sparkling flavoured water format and our new Natural Enhanced Waters, which we expect to continue to grow.

Cost of sales expenses were $2,422,000 for Q2-2007 compared with $1,910,000 for Q2-2006, an increase of $512,000. The net of sales less cost of sales, being the gross profit margin percentage, decreased to 19.1% for Q2-2007 from 28.5% for Q2-2006, a decrease of 9.4% . This decrease is a result of the integration of our new healthy snack and organic baby product business units with our beverage units. The healthy snack unit has lower gross profit margin percentages than the other businesses, however, it also has lower selling and marketing expenses associated with its business. Due to this recent integration, the roll out of many new organic baby products in Q2-2007, and the seasonality of sales associated with the healthy snack business, we expect to be able to provide trend analysis of the Company’s gross profit margin as the Company moves forward.

Selling, general and administrative expenses were $5,590,000 for Q2-2007 compared with $3,172,000 for Q2-2006, a increase of $2,418,000 (Note: certain stock-based compensation previously recorded as a separate line item is now being recorded, and compared to the previous year, as a remuneration and payroll expense). An analysis of the major components of these expenses is as follows:

	Three months ended June 30, 2007	Three months ended June 30, 2006	Increase (Decrease)
Remuneration and payroll cost	$4,593,456	$1,989,781	$2,603,675
Marketing programs and retail support	351,700	521,389	(169,689)
Professional fees	80,817	132,579	(51,762)
Corporate development and financing	-	190,000	(190,000)
Investor relations and shareholder information	211,902	109,224	102,678
Insurance	51,414	24,160	27,254
Product Development	116,000	68,654	47,346
Other general and administrative	184,711	136,213	48,498

Total Selling, General & Administrative expenses	$5,590,000	$3,172,000	$2,418,000

SG&A expenses excluding stock-based compensation	1,658,000	1,442,000	216,000
Portion of total stock-based compensation paid in shares	1,897,000	343,000	1,554,000
Portion of total stock-based compensation paid in options	2,035,000	1,387,000	648,000

Remuneration and payroll costs decreased in Q2-2007 compared to Q2-2006 by $2,603,675 as result of a consulting agreement that was terminated on May 24, 2007 which the company expense $1,459,800, and the Company also determine that the value of the warrant that is still in effect was expense for $1,130,900. The Company also expense $533,200 relating to the employment agreement with former officers and shareholder of My Organic Baby Inc. Furthermore, there are increase in management and administrative remuneration with the addition of the healthy snack and organic baby divisions, however, the Company, as part of this restructuring, has been able to achieve efficiencies in management and administrative roles for all three of its divisions.

Marketing programs and retail support expenses related to our beverage division decreased in Q2-2007 compared to Q2-2006 as a result of decreased beverage sales. Also, a significant portion of the Company’s beverage sales expenses in the United States have, for 2007, been transitioned to a variable expense model to assist the Company’s working capital requirements. As the Company completes the integration of the sales and marketing functions of our beverage, healthy snack and organic baby product business units, we will be able to provide a trend analysis of selling expenses for the Company.

2nd quarter report 2007

The decrease in professional fees is due to higher legal fees in Q1-2006 relating to financings. Excluding extraordinary professional fees relating to financings or acquisitions, we expect our professional fees going forward to be approximately $40,000 per quarter.

The decrease in corporate development and financing expenses related to the inclusion in Q2-2006 of a one time corporate development expense in the amount of $190,000.

The increase in investor relations costs relates to an increase in shareholder awareness initiatives which the Company did not have in Q1-2006.

The increase in insurance costs relates to the correction of certain insurance expenses which were recorded to other general and administrative expenses in Q1-2007 and the additions of DMR Food Corporation and My Organic Baby Inc. into consolidation for Q2-2007 and effective May 24, 2007 to June 30, 2007 respectively, adding approximately $7,000 in insurance expenses.

Other general and administrative expense increased approximately $72,000 due to the addition of DMR Food Corporation and My Organic Baby Inc. into consolidation for Q2-2007, however, this increase was offset, in comparison to Q2-2006, due to the allocation of insurance expenses in Q2-2006 to other general and administrative expenses.

The loss for the three months ended June 30, 2007 was $5,588,000 ( $0.29 per share) compared with $2,624,000 for the three months ended June 30, 2006 ($0.27 per share). The increase in the loss for the comparative fiscal quarters of $2,964,000 is primarily due to the reasons set out in this discussion. An analysis of the loss taking into account additional items is as follows:

	Three months ended June 30, 2007	Three months ended June 30, 2006	Increase (Decrease)
Earnings (Loss)	(5,588,000)	($2,624,000)	($2,964,000)
Interest income	84,000	-	(84,000)

Earnings (Loss) excluding non-cash items	(1,007,000)	(864,000)	(113,000)
Stock-based compensation	3,932,000	1,730,000	(2,202,000)
Foreign exchange loss	649,000	-	649,000

Interest income represents interest the Company earns on its surplus cash reserves invested in short term bank interest earning deposits.

Foreign exchange loss represents the realized exchange loss on cash from converting from Canadian dollar to US dollars.

Six months ended June 30, 2007 (“YTD-2007”) compared with six months ended June 30, 2006 (“YTD-2006”)

Sales were $4,463,000 for the six months ended June 30, 2007 compared with $4,375,000 for the six months ended June 30, 2006, an increase of 2.0% or $88,000. The overall increase in sales was a result of the addition of $1,550,000 in sales from our healthy snack division (acquired in February, 2007 through the purchase of DMR Food Corporation) and $209,000 in sales from our organic baby product division (acquired late May, 2007 through the purchase of My Organic Baby, Inc.). Sales for the six months ended June 30, 2007 from our beverage division were $2,704,000 compared with $4,375,000 for the same period last year, a decrease of $1,671,000 which we attribute to the decline in sales of our 14 oz glass sparkling flavoured water due to the changeover of our distribution network in Q1-2007 from the Dr. Pepper/Seven-Up Bottling Group to our new network of strong independent distribution partners. However, included in our beverage sales numbers is $540,000 in sales from our new beverage products, including our 1 Litre sparkling flavoured water format and our new Natural Enhanced Waters, which we expect to continue to grow.

2nd quarter report 2007

Cost of sales expenses were $3,533,000 for the six months ended June 30, 2007 compared with $3,252,000 for the same period last year, an increase of $281,000. The net of sales less cost of sales, being the gross profit margin percentage, decreased to 20.8% for the six months ended June 30, 2007 from 25.6% for the six months ended June 30, 2006, a decrease of 4.8% . This decrease is a result of the integration of our new healthy snack and organic baby product business units with our beverage units. The healthy snack unit has lower gross profit margin percentages than the other businesses, however, it also has lower selling and marketing expenses associated with its business. Due to this recent integration, we expect to be able to provide trend analysis of the Company’s gross profit margin as the Company moves forward.

Selling, general and administrative expenses were $8,185,000 for the six months ended June 30, 2007 compared with $5,683,000 for the same period in 2006, a increase of $2,502,000 (Note: certain stock-based compensation previously recorded as a separate line item is now being recorded, and compared to the previous year, as a remuneration and payroll expense). An analysis of the major components of these expenses is as follows:

	Six months ended June 30, 2007	Six months ended June 30, 2006	Increase (Decrease)
Remuneration and payroll cost	$6,584,300	$3,688,294	$2,896,006
Marketing programs and retail support	655,700	794,389	(138,689)
Professional fees	146,800	275,475	(128,675)
Corporate development and financing	-	190,000	(190,000)
Management fees	-	276,000	(276,000)
Investor relations and shareholder information	322,800	122,300	200,500
Product development	116,000	68,654	47,346
Insurance	95,700	95,495	205
Other general and administrative	263,700	172,393	91,307

Total Selling, General & Administrative expenses	$8,185,000	$5,683,000	2,502,000

SG&A expenses excluding stock-based compensation	2,876,000	3,084,000	(208,000)
Portion of total stock-based compensation paid in shares	673,000	343,000	330,000
Portion of total stock-based compensation paid in options	4,636,000	2,256,000	2,380,000

Remuneration and payroll costs decreased in YTD-2007 compared to YTD-2006 by $2,896,006 as result of a consulting agreement that was terminated on May 24, 2007 which the company expense $1,459,800, and the Company also determine that the value of the warrant that is still in effect was expense for $1,130,900. The Company also expense $533,200 relating to the employment agreement with former officers and shareholder of My Organic Baby Inc. The increase also was result of an increase in management and administrative remuneration with the addition of the healthy snack and organic baby divisions, however, the Company, as part of this restructuring, has been able to achieve efficiencies in management and administrative roles for all three of its divisions.

Marketing programs and retail support expenses related to our beverage division decreased YTD-2007 compared to YTD-2006 as a result of decreased beverage sales. Also, a significant portion of the Company’s beverage sales expenses in the United States have, for 2007, been transitioned to a variable expense model to assist the Company’s working capital requirements. As the Company completes the integration of the sales and marketing functions of our beverage, healthy snack and organic baby product business units, we will be able to provide a trend analysis of selling expenses for the Company.

Professional fees decrease by $128,675 because in YTD-2006 the Company had to incur legal fees relating to equity financing and professional fees for a re-audit of the December 31, 2003 financial statements. This decrease

2nd quarter report 2007

was offset by the addition of the DMR Food Corporation and My Organic Baby Inc. into the consolidated expenses, adding approximately $21,950.

The decrease in corporate development and financing expenses related to the inclusion in Q2-2006 of a one time corporate development expense in the amount of $190,000.

Management fees decreased by $276,000 because of the termination of the Company’s contract with BG Capital Management Corp. after the end of June 30, 2007.

The increase in investor relations costs relates to an increase in shareholder awareness initiatives which the Company did not have in YTD-2006.

The increase in insurance costs relates to the decrease of our Directors and Officers Liability insurance coverage offset by the addition of the addition of DMR Food Corporation and My Organic Baby Inc. into the consolidated expenses adding approximately $9,782.

Other general and administrative expense increased due to the addition of DMR Food Corporation and My Organic Baby Inc. into the consolidated expenses.

The loss for the six months ended June 30, 2007 was $7,769,000 ($0.42 per share) compared with a loss of $4,668,000 for the six months ended June 30, 2006 ($0.58 per share). The increase in the loss for the comparative six months of $3,101,000 is primarily due to the reasons set out in this discussion. An analysis of the loss taking into account additional items is as follows:

	Six months ended June 30, 2007	Six months ended June 30, 2006	Increase (Decrease)
Earnings (Loss)	($7,769,000)	($4,668,000)	($3,101,000)
Interest income	147,000	-	147,000
Restructuring	-	125,000	(125,000)

Earnings (Loss) excluding non-cash items	(1,811,000)	(2,069,000)	258,000
Stock-based compensation	5,309,000	2,599,000	(2,710,000)
Foreign exchange loss	649,000	-	649,000

Interest income represents interest the Company earns on its surplus cash reserves invested in short term bank interest earning deposits.

Foreign exchange loss represents the realized exchange loss on cash from converting from Canadian dollar to US dollars.

Selected Annual Information
($ in thousands, except per share data)
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004 (Restated)

Total revenue	$7,462	$8,712	$11,064
Net loss	8,247	6,069	5,531
Basic and diluted loss per share	0.82	1.06	7.14
Total assets	9,093	6,259	4,181
Long term debt	-	1,501	1,957
Cash dividends paid (Preferred Shares)	94	0	0

2nd quarter report 2007

Total revenue has been reclassified in the above presentation for all comparative periods to give effect to the presentation adopted with EIC-156, whereby vendor and reseller sales incentives are deducted from gross sales.

The following is a summary of quarterly results of the Company for the eight most recently completed financial quarters ended June 30, 2007.

Amounts in Accordance with Canadian	2007	2007	2006	2006	2006	2006	2005	2005
GAAP (unaudited)	31-Jun	31-Mar	30-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
($ in thousands, except per share data)

Sales	2,996	1,467	1,065	2,022	2,673	1,702	1,878	2,797
Cost of sales	2,422	1,111	1,023	1,402	1,910	1,342	1,373	2,008
Gross profit	574	356	42	620	763	360	505	789
Selling, general and administrative
expenses	5,590	1,881	1,727	1,597	1,785	1,642	1,379	1,341
Amortization of property, plant and
equipment	6	6	(62)	18	28	32	32	30
Royalty	-	-	-	-	(66)	(59)	(46)	-
Interest Income	(84)	(63)	4	1	68	101	58	42
Other, interest, gains, losses and
writedowns	650	746	(256)	1,167	1,572	688	1,129	818
Net loss	(5,588)	(2,214)	(1,371)	(2,208)	(2,624)	(2,044)	(2,048)	(1,462)
Net loss per share	(0.29)	(0.12)	(0.11)	(0.19)	(0.27)	(0.29)	(0.39)	(0.27)
Weighted average shares outstanding	19,784,680	18,836,629	12,896,845	11,754,491	9,086,385	7,072,681	5,728,924	5,413,973

Total revenue has been reclassified in the above presentation for all comparative periods to give effect to the presentation adopted with EIC-156, whereby vendor and reseller sales incentives are deducted from gross sales.

Liquidity and Capital Resources

The Company improved its working capital position during the six months ended June 30, 2007 by issuing a total of 1,860,549 shares of common stock as follows:

i)	Three private placement equity sales totalling 1,166,333 shares were completed to raise $3,499,000,

ii)	$999,617 cash was raised on the issue of 643,779 shares on the exercise of stock options and warrants,

iii)	Services totalling $140,000 otherwise payable in cash were paid by the issuance of 50,437 shares.

An additional 4,100,000 common shares were issued on the conversion of 1,000,000 Class B preferred shares on January, 2007.

During the six month period ended June 30, 2007 the Company increased its cash position by $883,000 from $5,267,000 at December 31, 2006 to $6,150,000 at June 30, 2007.

Total cash raised by the issuance of shares in the six months ended June 30, 2007 totalled $4,429,000.

Operating losses, conversion to inventory and acquisition expenditures for the three months ended June 30, 2007 used cash of $3,456,000. We continue to operate at a loss and are currently utilizing approximately $325,000 of our cash reserves per month to sustain operations. We are continuing to evaluate various marketing initiatives and the potential of acquiring shelf space at national retailers. Should we decide to make investments of this nature we will be required to draw down our cash reserves accordingly unless additional equity can be raised. We have no significant other potential sources of financing such as term debt facilities available to us at this time.

2nd quarter report 2007

The acquisition of DMR Food Corporation and My Organic Baby Inc. required a cash outlay of $342,000 and $348,000 respectively, being the difference between the initial cash payment and cash acquired with the businesses.

At June 30, 2007, our liabilities relating to operations consisted primarily of operating bank loan indebtedness of, $235,000, accounts payable to suppliers and service providers of $3,101,000, and capital lease obligations of $225,000.

Effective February 7, 2007 the Company issued warrants to purchase 3,000,000 of the Company’s common shares at a price of US$4.00 per share to the vendors of DMR Food Corporation. If the vendors do not realize a gain of $2,550,000 CDN from the exercise and sale of our common shares issuable under the warrants by February 7, 2008, they have the right to require the Company to pay any shortfall in cash. The shortfall would be payable in defined payments on February 7, 2008 and February 7, 2009. The Company has recorded a provision for payment of $1,050,000 and $1,117,000 as a current liability and long term liability respectively under this arrangement. Should the Company ultimately not be required to satisfy all or any amount of shortfall, the amount of the gain on the reduction of these liabilities will be recorded at that time. The debt is guaranteed by the Company.

Effective May 24, 2007 the Company issued warrants to purchase 3,750,000 of the Company’s common shares at a purchase price of US$4.00 per share to the vendors of My Organic Baby Inc. If the vendors do not realize a gain of CDN $3,750,000 from the exercise and sale of our common shares issuable under the warrants by November 24, 2008, the Company may be required to pay any shortfall up to a maximum of CA$ 3,750,000. The amount of this corporate guarantee has been recorded as a long term liability. Should the Company ultimately not be required to pay any shortfall, the amount of recovery on the reduction of these liabilities will be recorded at that time. The debt is guaranteed by the Company.

The Company's total contractual obligations at June 30, 2007 were $8,216,000 and were comprised of various types of debt instruments, including consulting contracts, and operating leases.

	Payments Due by period (12 months ending ) June 30
Contractual Obligations
($ in thousands, except per share	Total	2008	2009	2010	2011	2011	2012 and
data)							thereafter
Acquisition debt-DMR Food Corporation	2,167	1,050	1,117
Acquisition debt-My Organic Baby Inc.	3,458	-	3,458
Operating leases (office equipment and premises)	236	67	62	33	74	-	-
Consulting contracts	2,355	1,133	682	381	159	-	-

Total Contractual obligations	8,216	2,250	5,319	414	233	-	-

We have no material interest bearing debt at June 30, 2007.

Total acquisition debt due has been increased to $5,625,000. The obligations are structured such that the holders may realize an equal or greater amount by exercising warrants to acquire our common shares at a price of $4.00 per share and then selling these shares on the market. To the extent the holders are able to do so at a profit, our liability will be reduced.

In the event that the Company is required to settle all of its acquisition debt in cash, it will not have the ability to do so without new financing. Our existing cash reserves are required to cover projected operating losses and marketing initiatives over the next 12 months.

At August 13, 2007, our issued share capital was comprised of the following:

  20,661,218 common shares;
  1,120,000 Variable Multiple Voting Shares.

2nd quarter report 2007

  600,000 Class B Preferred Shares., each one Class B share is convertible into 4.1 common shares and .80 Variable Multiple Voting Shares.

In addition, at August 13, 2007, there are 2,914,974 common shares issuable upon exercise of outstanding stock options at exercise prices ranging from $1.00 to $12.69 and 13,510,683 common shares issuable upon exercise of outstanding share purchase warrants at exercise prices ranging from $1.25 to $4.00 per share.

The Variable Multiple Voting Shares rank equally with the common shares with respect to dividends and rights on liquidation. With regard to voting, each Variable Multiple Voting Share entitles the holder thereof to 10 votes for each share held or such greater number of votes for each Variable Multiple Voting Share as may be determined in accordance with the following formula:

V	=	LVS	x	10
CS

Where:
V	=	the number of votes attaching to each issued Variable Multiple Voting Share
LVS	=	the number of issued common shares, redesignated as Limited Voting Shares, other than common shares issued form time to time on conversion of the Company’s Class B Preferred shares.
CS	=

the number of issued common shares as at March 16, 2006, which number shall be increased upon any subdivision and decreased upon any consolidation of the Limited Voting Shares after March 16, 2006 on the same basis as that subdivision or consolidation. The number of issued common shares at March 16, 2006 was 7,229,912

The total number of Variable Multiple Voting Shares issued is 1,120,000, and an additional 480,000 Variable Multiple Voting Shares are issuable on the conversion of the remaining Class B shares. The 1,120,000 Variable Multiple Voting Shares currently outstanding entitle BG Capital Group Ltd. to 23,114,755 votes at meetings of shareholders based on the above formula at May 15, 2007.

Critical Accounting Estimates

Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption We recorded a loss of $4,960,000 for the six months ended June 30, 2007. Operations have been funded primarily from the issuance of capital stock, and we will likely continue to draw down our cash reserves for the foreseeable future until a self-sustaining level of sales is attained.

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include the liquidation of non-core investments and pursuing equity financing to fund working capital requirements. The Company’s ability to continue operations is contingent on its ability to obtain financing. Management believes that it may be able to secure the necessary financing, however, there is no assurance that management will be successful in achieving this objective.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Financial instruments

a)	Fair value of financial instruments

2nd quarter report 2007

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

b)	Concentration of credit risk

The Company grants credit to its customers in the normal course of business. Credit evaluations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At June 30, 2007, three customers represented 37% (June 30, 2006 - three customers represented 38.6%) of total accounts receivable.

c)	Interest rate risk

The Company’s short term bank credit facilities bear interest at U.S. prime plus 4% and CDN prime plus 1.25% . The company has no long term interest bearing debt. The Company does not use derivative instruments to manage its exposure to interest rate risk.

d)	Foreign exchange rate risk

The majority of the Company’s revenues and selling costs, together with a material portion of its production costs are incurred in the United States and payable in US dollars. General and administration costs, together with a material amount of production costs are incurred in Canada and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

Stock based compensation

The Company has stock-compensation plans, which are described in note 15 to the annual financial statements. The Company accounts for all stock-based payments granted to employees and non-employees on or after January 1, 2002, using the fair value based method as per CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments which requires entities to account for employee stock options using the fair value based method. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. Consideration paid by employees on the exercise of stock options is recorded as capital stock. Stock-based payments to non-employees are measured at the fair value of the consideration received and are recognized as the options are earned. Consideration paid for stock on exercise of stock options is credited to capital stock.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the fair market value of stock options and the carrying value of and land and water sources. Actual results could differ materially from those estimates.

Changes in Accounting Policies including Initial Adoption

Effective January 1, 2006 the Company adopted EIC-156 of the Canadian Institute of Chartered Accountants concerning Accounting by A Vendor for Consideration Given to a Customer (Including a Reseller of the Vendors Products). All sales incentives to direct or indirect customers of the Company, including slotting fees, contractual marketing payments, coupons, rebates, free product and similar sales incentives are accounted for as a reduction of revenue when recognized by the Company in its Statement of Operations. Sales and selling expenses for all comparative periods presented have been reclassified to reflect such expenses in accordance with EIC-156.

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Recent Canadian Accounting Developments

The CICA issued four new accounting standards: Handbook Section 1530, Comprehensive Income ("Section 1530"), Handbook Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"), Handbook Section 3865, Hedges ("Section 3865") and Handbook Section 3861, Financial Instruments - Disclosures which become effective for the Company for periods beginning on or after January 1, 2007.

Comprehensive income: Section 1530 introduces Comprehensive income which is comprised of Net income and Other comprehensive income and represents changes in Shareholders' equity during a period arising from transactions and other events with non-owner sources. Other Comprehensive Income ("OCI") includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. Clearly Canadian’s Consolidated Financial Statements will include a Consolidated Statement of Comprehensive Income and the cumulative amount, Accumulated Other Comprehensive Income ("AOCI"), will be presented as a new category of Shareholders' equity in the Consolidated Balance Sheet.

Financial instruments - recognition and measurement: Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost. Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts but are not closely related to the host financial instrument or contract, respectively.

Changes in the fair values of derivative instruments will be recognized in Net income, except for derivatives that are designated as a cash flow hedge, the fair value change for which will be recognized in OCI. Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.

Hedges: Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in net income. The change in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in net income. The amounts recognized in AOCI will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in net income.

Impact of adopting sections 1530, 3855 and 3865

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The transition adjustment will be recognized in the opening balance of AOCI as at January 1, 2007, as a result of adjustments, if any, arising due to re-measuring financial assets classified as available-for-sale.

Impact of adopting sections 1530, 3855, 3861 and 3865

Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except to redefine amounts previously presented in shareholders’ equity as cumulative translation account to be accumulated other comprehensive loss. The adoption of these Handbook Sections had no impact on opening retained earnings.

Upon adoption of these new standards, on January 1, 2007, the Company designated its cash, cash equivalents, and short-term investments as held-for-trading, which are measured at fair value. Accounts receivable and income taxes receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to-maturity instruments during the six months ended June 30, 2007. The Company has not designated any financial liabilities as held-for-trading.

Financial Instruments and Other Instruments

The Company’s use of financial instruments and other instruments is limited to highly liquid short term investments whose fair values approximate their carrying value, lease receivables resulting from the sale of certain systems using sales-type lease; and trade accounts receivable and payable.

Risks associated with financial instruments are minimal as they are fixed rate and short term.

Legal Proceedings

Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA$2.4 million plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims are not likely to have a material adverse effect on the Company’s future operations or financial position.

Stock Exchange

The shares of the Company trade in the United States on the OTC Bulletin Board under the trading symbol “CCBEF”.

Corporate Governance

Clearly Canadian believes that quality corporate governance is essential to ensuring effective management of our Company. Clearly Canadian’s corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada.

Disclosure Controls and Procedures and Internal Controls

Disclosure Control Risks

2nd quarter report 2007

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. The Company’s management has concluded, based on their evaluation of the effectiveness of the Company’s disclosure controls and procedures as of June 30, 2007, that disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company subject to the reportable weakness identified below regarding segregation of duties. However, a control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Control Risks

Management is responsible for certifying the design of the Company’s internal control over financial reporting (“ICFR”) as required by Multilateral Instrument 52-109 – “Certification of Disclosure in Issuers Annual and Interim Filings”. Our ICFR is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principals (GAAP). ICFR includes those policies and procedures that establish the following:

- maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of our assets;

- reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP;

- receipts and expenditures only being made in accordance with authorizations of management and the Board of Directors; and

- reasonable assurance regarding prevention or timely detection of unauthorized collection, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in condition, or that the degree of compliance with the policies or procedures may deteriorate. Management carried out the design of the Company’s internal controls over financial reporting and concluded, subject to the inherent limitations noted above, the Company has sufficient controls to meet the requirements as stated above and that one reportable weakness existed, at June 30, 2007, as detailed below.

Segregation of Duties

Segregation of duties is a basic, key internal control and one of the most difficult to achieve in a small company. It is used to ensure that errors or irregularities are prevented or detected on a timely basis by employees in the normal course of business. Due to limited resources, a complete segregation of duties within the Company’s operating and accounting groups can not be fully achieved. The result is that the Company is highly reliant on the qualifications, experience and integrity of its staff and on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements are presented fairly in all material respects. Any changes in the current control process will be dependant upon the growth of the Company’s operations and the number of its staff to allow further segregation of duties. Management will continue to review existing mitigating controls and, if appropriate, implement changes to its internal control processes whereby more effective mitigating controls will be adopted.

Note Regarding Forward-Looking Statements

Statements herein that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, and changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and its production distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including,

2nd quarter report 2007

but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.